

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2014

<u>Via E-mail</u>
Michael Wolf
Chief Counsel-Corporate
Aon plc
8 Devonshire Square
London, England EC2M 4Pl

      Re: **Aon plc**
             Annual Report on Form 10-K
             Filed February 18, 2014
             File No. 001-07933

Dear Mr. Wolf:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Jeffrey P. Riedler

               Jeffrey P. Riedler
               Assistant Director